Creates a Leading Global Provider of
Consulting and Trade Execution Services
Filed by FCStone Group, Inc.. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: International Assets Holding Corporation
Commission File No.: 000-23554

Cautionary Statement and Additional Information
The following presentation should be taken in conjunction with the most recent financial statements and notes thereto as well as the most recent Form 10-Q filed with the SEC. This presentation may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934.  These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, including adverse changes in economic, political and market conditions, losses from market-making and trading activities arising from counter-party failures and changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of federal and state securities laws and the impact of changes in technology in the securities, foreign exchange and commodities dealing and trading industries.  Although we believe that the forward-looking statements are based upon reasonable assumptions regarding our business and future market conditions, there can be no assurances that actual results will not differ materially from any results expressed or implied by the forward-looking statements.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned that any forward-looking statements are not guarantees of future performance.
This presentation is being made in respect of the proposed business combination involving International Assets and FCStone.  In connection with the proposed transaction, International Assets intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials and each of International Assets and FCStone plan to file with the SEC other documents regarding the proposed transaction.  The final joint proxy statement/prospectus will be mailed to the stockholders of International Assets and FCStone.  INVESTORS AND SECURITY HOLDERS ARE URGED
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED
WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT INTERNATIONAL ASSETS, FCSTONE AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by International Assets and FCStone at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to International
Assets at:  220 East Central Parkway, Suite 2060, Altamonte Springs, Florida 32701, Attention: Scott Branch, telephone: 888-345-4685 x335; or to FCStone at: Investor Relations Department, FCStone Group, Inc., 1251 NW Briarcliff Parkway, Suite 800, Kansas City, Missouri 64116; Attention: William Dunaway;
Telephone: (816) 410-7129.  In addition, investors and security holders may access copies of the documents filed with the SEC by International Assets on
International Assets’ website at www.intlassets.com, and investors and security holders may access copies of the documents filed with the SEC by FCStone’s website at www.fcstone.com.
International Assets, FCStone and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of International Assets and FCStone in respect of the proposed transaction.  Information regarding International Assets’ directors and executive officers is available in its annual report on Form 10-K for the year ended September 31, 2008, filed with the SEC on December 8, 2008 and the proxy statement for International Assets’ 2009 annual meeting of stockholders, filed with the SEC on January 15, 2009.  Information regarding FCStone’s directors and executive officers is available in its annual report on Form 10-K for the year ended August 31, 2008, filed with the SEC on November 14, 2008 and the proxy statement for FCStone’ 2009 annual meeting of stockholders, filed with the SEC on December 8, 2009.  If and to the extent that any of the
International Assets or FCStone participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of International Assets’ and FCStone’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

th
Transaction Highlights
Transaction
International Assets Holding Corp. (“INTL”) and FCStone Group, Inc. (“FCSX”)
merge to create a leading global provider of consulting and trade execution services
INTL and FCSX shareholders will own 52.5% / 47.5%, respectively
FCStone will retain its name and operate as a division of INTL
Consideration
100% stock
FCSX shareholders will receive 0.2950x common INTL shares for each outstanding common share of FCSX
Expected Close Transaction is expected to close in 4 calendar quarter 2009
Approvals
Shareholders of both INTL and FCSX
Regulators
Board &
Management
7 INTL directors, 6 FCSX directors
Pete Anderson will be President and will join the INTL board, along with 5 other
FCSX board members

The 3 Keys to the Transaction
Integrating exchange-based, OTC and physical trading platforms and expertise in hard and soft commodities…
Creates global, full-service provider to commodities market participants
Combining two capital structures…
Accelerates growth strategies, enhances access to credit
Positioning for a new financial services landscape…
Strengthens capital base, diversifies earnings, mitigates risk
Current environment provides a significant
opportunity for a credible, well capitalized
entity to gain market share

Global Leader in Specialized Markets
Leading OTC trader and hedger of physical
metals
Significant player in hedging of agricultural,
energy and soft commodities
Leading provider of treasury services and
foreign exchange services
Leading market maker in foreign equities
Provider of competitive execution to over
10,000 wholesale customers in North
America and globally
~74 million commodity contracts traded
(a)
Physical commodities revenues of ~$40bn
(b)
Trades 8,000 unlisted ADR’s in over 20 countries and
more than 100 currencies
International offices in Brazil, Argentina, London,
Ireland, Dubai, Singapore, Australia and China
Commodities
Trading
International
Equities
Market
Making
Commodity
and Risk
Management
Services
Clearing &
Execution
Services
International
Debt
Capital
Markets
Asset
Management
Foreign
Exchange
(a) For the twelve month period ended May 31, 2009.
(b) For the twelve month period ended March 31, 2009.

Strategic Fit
OTC Market Making
High Touch Complex Markets
International Markets
Disciplined Risk / Capital Mgt.
Hard Commodities, FX, Equities
Domestic Markets
Risk Management Consulting
Exchange Traded Platform
Agricultural, Energy & Soft Commodities
Proven Sales and Marketing
Providing strategic recommendations and
value added execution capabilities
Complete trading solution for customer
Complementary product expertise
Greater growth potential through geographic
diversification
Complementary management skills

6 FCStone INTL INTL Business Activity Complementary International Footprint • Relationships in over 100 Countries • Offices in 28 Cities • Locations in 11 Countries Combined International Presence:

Structured for New Financial Services Landscape
Current environment is one of reduced access to and a higher cost of capital
FCSX has a $75 million margin facility and $40 million of bank sub-debt outstanding, which matures July 22, 2010 and will be repaid with the proceeds from income tax refunds totaling approximately $54.0 million in the next nine months
IAAC renewed its secured metals financing facility (new maturity June 27, 2010) with $62 million of availability and extended the maturity of $60 million in other debt from
December 31, 2009 to December 31, 2010
Debt capital availability will be at a premium for the foreseeable future
Customers, counterparties, investors will increasingly value strong risk management, access to capital, diversity of earnings streams
Regulatory capital requirements likely to increase across financial services markets
Diversified platform better able to absorb rapid changes in the overall marketplace

Strategic Growth Plan
Apply disciplined capital allocation approach by protecting and compounding capital
Offer value added services to build durable revenue streams and create franchise value over time
Broaden and deepen customer relationships globally
Focus on organic growth and opportunistic add-on acquisitions

Contribution Analysis
($ in millions)
% Ownership
INTL FCSX
Adjusted EBITDA
YTD 2009 Annualized
MRQ Annualized
2009 Projected
2010 Projected
Adjusted Net Income
YTD 2009 Annualized
MRQ Annualized
2009 Projected
2010 Projected
Market Cap
Book Value
Source: Company Filings.
Note: LTM, YTD and MRQ as of 3/31/09 for INTL. LTM, YTD and MRQ as of 5/31/09 for FCSX. Financial information excludes one-time charges. The above values represent the implied equity value percentage contribution of INTL and FCSX.
Contribution analysis calculated using INTL adjusted marked-to-market financial information. Market data as of 6/30/09.
57%
89%
59%
57%
43%
11%
41%
43%
54%
91%
56%
57%
46%
9%
44%
43%
55%
34%
45%
66%

10 Overview

FCSX – Customer Oriented Business Model
Customers / Industries Served
Agriculture Fuel Surcharge Carbon Credits
Energy Livestock Introducing Brokers
Renewable Fuels Food Products
Weather Forest Products
Customers
Floor Traders
Professional Traders
Introducing Brokers
OTC Market Physical Market
Merchant Services
(Commodity
financing program)
Exchange–Traded
Market
Risk
Management
Consultants
Provides Access to
Provides
Access to
Clearing &
Execution
Commodity &
Risk Management

Serves risk management needs of
middle-market intermediaries, end-users
and producers of commodities
Employs proprietary Integrated Risk
Management Program (“IRMP”) to design
customized risk management strategies
High-touch, value-add services delivered
through 125 consultants
High margin business
Half of total company revenue but 75% of
profits
$53
$81
$128
$177
$87
0
50
100
150
$200
FY2005 FY2006 FY2007 FY2008 Q3'09
Annualized
426
460
500
529
523
0
100
200
300
400
500
600
FY2005 FY2006 FY2007 FY2008 Q3'09
FCSX – CRM Business
Total Revenues ($ in millions)
IRMP Accounts

Why Do Customers Come to FCStone?
EXECUTION
Performance
INDUSTRY
INTELLIGENCE
STRATEGIC
PLAN
GATHER &
ANALYZE
DATA
Planning
GOALS
OBJECTIVES
PERIODIC
AND ANNUAL
REVIEWS
Accountability
Integrated Risk Management Program (IRMP)
• We improve customers’ bottom-line results
• Strong brand, proprietary tool sets and outstanding
clientele
• Unique, holistic service – not just trading and hedging
• Specialized, experienced consultants

Clearing and execution of derivatives for institutional and professional traders
Serves approximately 9,000 customers as an independent FCM
Clearing member of all North American exchanges with access to all major international exchanges
Primary focus on supporting C&RM customer trading programs
Offers economies of scale
Disciplined approach
Emphasizing shorter-tenored accounts and moving away from large third-party accounts
Declining volume is a function of exited business as well as market conditions
$53
$80
$102
$147
$88
0
50
100
150
$200
FY2005 FY2006 FY2007 FY2008 Q3'09 Annualized
FCSX – CES Business
Total Revenues ($ in millions)

1,752
2,506
3,121
3,543
3,148 3,213
2,369
2,697
1,361
835
1,904
2,832
3,872
4,904
3,983
4,242
2,775
3,022
751
326
152
406
1029
325
0
1,000
2,000
3,000
4,000
5,000
6,000
FY2005 FY2006 FY2007 FY2008 LTM Q3'09 Q1'09 Annualized Q2'09 Annualized Q3'09 Annualized
OTC
Exchange-Traded
Source:  FCSX management.
FCSX – Historical Volume
Commodity & Risk Management Exchange-Traded and OTC Contract Volume (000s)
Clearing & Execution Exchange-Traded Contract Volume (000s)
34,488
44,961
57,868
95,068
82,382 82,121
62,715
52,241
0
25,000
50,000
75,000
100,000
FY2005 FY2006 FY2007 FY2008 LTM Q209 Q1'09 Annualized Q2'09 Annualized Q3'09 Annualized

$91
$83
$88
$86
$54
$42
$9
$10
$4
$12
$17
$3
0
20
40
60
80
$100
2/29/08 5/31/08 8/31/08 11/30/08 2/28/09 5/31/09
0
4
8
12
16
$20
Total Revenue Net Interest Income
Source: FCSX management.
(a) Total revenue, net of cost of commodities sold.
(b) Excludes one-time items.
FCSX – Financial Performance
Total Revenue
(a)
and Net Interest Income
(b)
($ in millions)
Adjusted EBITDA
(b)
($ in millions)
Total Contract Volume (Contracts in thousands)
Customer Segregated Assets ($ in millions)
$26
$20
$21
$17
$5
$2
24% 24%
9%
20%
28%
3%
0
5
10
15
20
25
$30
2/29/08 5/31/08 8/31/08 11/30/08 2/28/09 5/31/09
0
10
20
30
40
50
60%
Adjusted EBITDA Adjusted EBITDA Margin
839
1,118
1,084
1,528
862
914
0
250
500
750
1,000
1,250
1,500
$1,750
2/29/08 5/31/08 8/31/08 11/30/08 2/28/09 5/31/09
27,191
26,597
21,545
21,333
16,291
13,735
370
294
396
257
101
81
13,816
16,392
21,591
21,941
26,892
27,561
10,000
14,000
18,000
22,000
26,000
30,000
2/29/08 5/31/08 8/31/08 11/30/08 2/28/09 5/31/09
Exchange-Traded OTC

Commercial Grain
Leverage
Commodity price declines
Less volatility
Relief in pricing pressure
CoBank easing
New buyers enter industry
Retrofitting opportunity
Increasing level of hedging need
Technology licensing
Bankruptcies
Rising credit costs
Lack of new development
Renewable Fuels
Market opportunity vs. market share
Growing account base
Increasing level of hedging need
Impact of credit crunch Latin America / International
Ability to bring on new IB’s to C&ES
business
Increase in farmer business
Acquisitions
Weakening competitors
(C&ES)
Rising credit costs (C&RM)
Introducing Brokers
Increasing level of hedging need
Value chain: (producers, processors,
restaurants)
Educational process
Food Services
Vertical:  Forest products, carbon,
etc.
Geographic:  Europe, Asia & Australia
Investment capital
New Markets
FCSX – Business Outlook
Market/Product Segment
Near-Term Headwinds
Intermediate / Long – Term
Opportunity

Selected Risk Mitigating Processes
Establish position and product limits based on
credit capacity and business performance
Risk Consultants are primarily financially
responsible for all debits and errors
Utilize insurance and credit default swaps on
trading counterparties
Requiring that margin calls are met in a timely
fashion; introduced intra-day margining for
largest customers
Primarily hedging strategies
Risk consultants have close relationships
Business maintain physical inventories to support
positions
Credit facilities exist to mitigate any potential
losses with a majority of these on a tri-partite
basis
Primarily proprietary groups
Carefully screening of all prospective clients
Focus on speculative strategies
Limited capital protection outside trading
accounts
Client relationships may not be as robust
Selected Risk Mitigating Processes
Establish adequate margin, oversight and
enforcement
“Stress testing” of open positions
Marking positions to market daily
Requiring that margin calls are met in a timely
fashion; introduced intra-day margining for
largest customers
Establish limits based on credit capacity and
overall volumes
Clearing & Execution Customers Commodity & Risk Management Customers
FCSX – Risk Management Fundamentals

19 Overview

INTL – Overview
Our Company
Fortune 500 Company - Ranked #16 in ten year profit growth and #12 for returns to shareholders
Five business units – commodities trading, foreign exchange, international equities market making, international debt capital markets and asset management
Over 190 professionals located in New York, London, Dubai, Singapore, Buenos Aires, Orlando, and
Miami
Executive management has invested significant capital and currently owns 27% of the Company
Leucadia (NYSE – “LUK”) is the largest institutional shareholder with 16% ownership
Our Track Record
Over the last 5 years revenues increased over 30X, equity capital increased 15X
Adjusted operating revenue has grown at a 46% CAGR since 2004
Adjusted stockholders’ equity has grown at a 33% CAGR since 2004
Adjusted net income has grown at a 62% CAGR since 2005
Note: Adjusted financials include mark-to-market adjustments as detailed in INTL public filings.

1
Experienced
Professionals
Over 190 professionals globally
Management has over 50 years
of combined experience in banking and
credit exposure practices
Multiple Expansion
Opportunities
Significant growth opportunities
across all business segments
Over last 5 years revenues
increased over 30x, equity capital
increased 15x
Disciplined Risk Management
Consistent growth in revenues and EBITDA over
the last 5 years through disciplined risk
management
5
6
7
4
INTL – Business Model
Rapid Revenue Growth with
Strong Operating Leverage
Critical mass allows operational leverage to be
achieved
Diversified Global Footprint
Offices in key international markets and
relationships in over 100 countries
High Quality Counterparties
Well established, reputable institutional
clients and NGOs
Differentiated Focus on
High Margin Niche Market
Leading position in profitable niche
markets through quality execution and
client service
Diversified Revenue Base
International Equity Market-Making
Commodities Trading
Foreign Exchange
International Debt Capital Markets
Asset Management

INTL – Consistent Financial Performance
$22.0
$26.1
$43.4
$77.0
$100.5
$117.0
0
25
50
75
100
$125
FY2004 FY2005 FY2006 FY2007 FY2008 YTD
FY2009
Ann.
($0.1)
$2.6
$8.2
$10.1
$11.0
$17.0
(5)
0
5
10
15
$20
FY2004 FY2005 FY2006 FY2007 FY2008 YTD
FY2009
Ann.
$24.6
$28.1
$38.7
$54.9
$77.3
$83.0
0
20
40
60
80
$100
FY2004 FY2005 FY2006 FY2007 FY2008 3/31/2009
$3.48
$3.78
$4.94
$6.65
$8.66
$9.19
0
2
4
6
8
$10
FY2004 FY2005 FY2006 FY2007 FY2008 3/31/2009
Adjusted Operating Revenue Adjusted Net Income
Adjusted Stockholders’ Equity Adjusted Book Value Per Share
Source: Public filings.
Note: Adjusted financials include mark-to-market adjustments as detailed in INTL public filings.  Adjusted Net asset
value per share calculated as adjusted stockholders’
equity divided by book shares outstanding.

What We Do
Provide efficient OTC execution in base and precious
metals
Physical delivery
Forward transactions and future deliveries
Options and hedging programs
Allow producers and consumers to effectively manage
their exposure and enhance profitability
Why We Do It
Wealth effect in Asia and Middle East driving precious
metals demand
Growth in global manufacturing, particularly in China,
driving base metals demand
Locations in important metals trading centers globally
enable us to provide trading / hedging / risk
management services to niche customers
OTC Commodities Trading
Assisting Commercial Players in Smaller Niche Markets
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
$10,000
Q1
2006
Q2
2006
Q3
2006
Q4
2006
Q1
2007
Q2
2007
Q3
2007
Q4
2007
Q1
2008
Q2
2008
Q3
2008
Q4
2008
Q1
2009
Q2
2009
Adjusted Operating Revenues (Non-GAAP) Net income
Source:  International Monetary Fund, 2009, ‘Global Prospectus and Policies’, World Economic Output; crisis and recovery, April, chapter 1, pg 45, http://www.imf.org/external/pubs/ft/weo/2009/01/pdf/c1.pdf

What We Do
Leading provider of exotic FX and treasury services
covering 100+ countries
Clients include over 400 NGOs, UN and
bilateral aid agencies, OECD embassies
worldwide, and corporations
FXecute platform provides integrated web-
based payments solution
Why We Do It
Emerging market currencies are one side of almost
20% of all transactions, compared to <15% in 2004
5-year growth of 157% in transactions between banks
and non-financial customers
Liberalization of emerging market currencies spurring
need for expert trading support
Our relationships in hard-to-reach markets allow us to
capture very competitive rates
OTC Foreign Exchange Trading
Focusing on Less Liquid Exotic Markets
Fxecute Statistics
0
20
40
60
80
100
120
140
160
180
200
0
200
400
600
800
1000
1200
1400
1600
Total Number of active clients
Total Number of transactions
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
$9,000
Q1
2006
Q2
2006
Q3
2006
Q4
2006
Q1
2007
Q2
2007
Q3
2007
Q4
2007
Q1
2008
Q2
2008
Q3
2008
Q4
2008
Q1
2009
Q2
2009
-
2,000
4,000
6,000
8,000
10,000
12,000
Adjusted Operating Revenues
(Non-GAAP)
Net income Number of trades
Source:  International Monetary Fund, 2009, ‘Global Prospectus and Policies’, World Economic Output (WEO); crisis and recovery,
April, chapter 1, pg 16, http://www.imf.org/external/pubs/ft/weo/2009/01/pdf/c1.pdf

What We Do
OTC Market maker in over 1,000
international equities
Also quote over 8,000 international equities
Focus on unlisted ADRs and foreign
ordinaries – household names like Nestle,
L’Oreal, Sainsbury, Marks & Spencer,
Nintendo, VW, Porsche, etc.
Why We Do It
U.S. investors want to diversify away from
U.S. economy and dollar
Many investors find direct investing via
foreign exchanges to be difficult
Our scale and market share attract
customers seeking expertise in local market
trading complexities
Source:  J.P Morgan, 2008, J.P. Morgan Depository Receipts – Connecting the International Capital Markets; The Year in Review,
pg 14, 7/8/2009, <http://www.adrbnymellon.com/files/MS24388.pdf>
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
$20,000
Q1
2006
Q2
2006
Q3
2006
Q4
2006
Q1
2007
Q2
2007
Q3
2007
Q4
2007
Q1
2008
Q2
2008
Q3
2008
Q4
2008
Q1
2009
Q2
2009
-
50,000
100,000
150,000
200,000
250,000
300,000
Operating Revenues Net income Number of trades
OTC Equities Market-Making
Market Maker in Niche Markets – Unlisted ADRs

Fee Earning Businesses
Investment Banking for Smaller Issuers and Leveraging Our Expertise For Investors
What We Do
Originate, structure and place wide array of emerging market debt instruments
One of largest arrangers of ABS in Latin America with a dominant position in Argentina
Our specialist expertise in niche markets enables us to provide unique products to institutional investors – focused on absolute return performance, low volatility and low correlation to the underlying markets
Why We Do It
Fee-based  business provides an excellent source of diversification from other trading/market-making businesses

We focus on dealing with commercial counterparties who are end-users of our financial products and services – have very few hedge fund or speculative clients.
We have over 1,800 clients
INTL – Customers

28 Appendix

FCSX – Financial Reconciliation
($ millions)
2006 2007 2008 YTD Q3'09 Q3'09
Revenue (as reported) $1,294.8 $1,342.0 $337.5 $199.7 $57.5
Cost of commodities sold (1,112.9) (1,084.2) (1.1) (19.1) (16.0)
Revenue, net of cost of commodities sold $181.9 $257.8 $336.5 $180.6 $41.5
Net Income from continuing ops (as reported) $15.3 $33.6 $47.4 ($61.1) ($8.1)
Bad debt expense 0.0 0.0 0.0 116.9 5.1
Sentinel loss 0.0 5.6 0.0 0.0 0.0
Gain on sale of FGDI 0.0 (2.6) 0.0 0.0 0.0
Loss on FGDI contractual dispute 0.0 0.0 0.0 3.5 3.5
Dividend on CBOT stock 0.0 (0.5) 0.0 0.0 0.0
Gain on sale of exchange seats & stock 0.0 (3.7) (3.7) (6.5) 0.0
Gain / loss on interest rate contract 0.0 0.0 (0.0) 0.0 0.0
Pension charge 0.0 0.0 1.5 0.0 0.0
Clearing fee related to CRM business 0.0 (1.4) 1.4 0.0 0.0
Impairment of goodwill 0.0 0.0 0.0 1.9 0.0
Professional Fees 0.0 0.0 0.0 1.9 1.9
Executive compensation 0.0 0.0 0.0 4.7 1.9
Adjustments 0.0 (2.5) (0.9) 122.5 12.5
Income tax impact on extraordinary items 0.0 0.9 0.4 (49.7) (3.9)
Adjusted Net Income from continuing ops $15.3 $32.0 $46.9 $11.7 $0.5
EBITDA (as reported) $32.1 $65.3 $86.0 ($95.8) ($9.9)
Bad debt expense 0.0 0.0 0.0 116.9 5.1
Sentinel loss 0.0 5.6 0.0 0.0 0.0
Gain on sale of FGDI 0.0 (2.6) 0.0 0.0 0.0
Loss on FGDI contractual dispute 0.0 0.0 0.0 3.5 3.5
Dividend on CBOT stock 0.0 (0.5) 0.0 0.0 0.0
Gain on sale of exchange seats & stock 0.0 (3.7) (3.7) (6.5) 0.0
Gain / loss on interest rate contract 0.0 0.0 (0.0) 0.0 0.0
Pension charge 0.0 0.0 1.5 0.0 0.0
Clearing fee related to CRM business 0.0 (1.4) 1.4 0.0 0.0
Professional Fees 0.0 0.0 0.0 1.9 1.9
Executive compensation 0.0 0.0 0.0 4.7 1.9
Interest on short-term borrowings (5.2) (9.0) (4.9) (2.3) (0.4)
Minority interest (0.2) 0.6 (0.1) (0.6) (0.3)
Adjustments (5.4) (10.8) (6.0) 117.7 11.8
Adjusted EBITDA $26.7 $54.4 $80.0 $22.0 $1.9